

July 16, 2014

Via U.S. Mail
Patricia Posner
President and Chief Executive Officer
Satya Worldwide, Inc.
429 North Dixie Highway, Suite 201
Pompano Beach, FL 33060

> **Re: Satya Worldwide, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 7, 2014**
> **File No. 333-195630**

Dear Ms. Posner:

We have reviewed your responses to the comments in our letter dated June 25, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Risk Factors, page 8

We are an "emerging growth company," page 10

1. We note your response to our prior comment 8 and reissue in part. Please clarify that smaller reporting companies do not have to provide an auditor attestation of internal control over financial reporting.

Management's Discussion and Analysis of Financial Condition, page 19

2. Please indicate the date of when you anticipate beginning each milestone of your business plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: Via E-mail
        Joseph L. Pittera, Esq.
        Law Offices of Joseph L. Pittera